Gelesis Holdings, Inc.
501 Boylston Street
Suite 6102
Boston, MA 02116
USA



Gelesis Receives Notice of NYSE Trading Share Price Listing Rule Non-Compliance

The Company Intends to Cure Deficiency and Return to Compliance with NYSE Listing Standard

BOSTON, November 4, 2022 - Gelesis Holdings Inc. (NYSE: GLS) ("Gelesis" or the "Company") today noted that the Company received a notification letter from the New York Stock Exchange (the "NYSE") advising that because the average closing price of the Company's common stock was less than $1.00 over a consecutive 30 trading-day period, it is not in compliance with Section 802.01C of the NYSE Listed Company Manual. The Company's common stock will continue to be listed and traded on the NYSE, subject to the Company's compliance with other NYSE continued listing standards.

The Company can regain compliance at any time within the six-month period following receipt of the NYSE notice if on the last trading day of any calendar month during such six-month cure period the Company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. The Company intends to consider all available alternatives in order to regain compliance within the six-month cure period and will pursue those alternatives that are in the best interest of the Company and its shareholders.

The Company will provide a timely response to the NYSE's letter to confirm its intent to return to compliance.

About Gelesis

Gelesis Holdings Inc. (NYSE: GLS) ("Gelesis") is a consumer-centered biotherapeutics company.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may constitute "forward-looking statements" within the meaning of the federal securities laws. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, statements regarding Gelesis' or its management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gelesis assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Gelesis gives no assurance that any expectations set forth in this press release will be achieved. Various risks and uncertainties (some of which are beyond Gelesis' control) or other factors could cause actual future results, performance or events to differ materially from those described herein. Some of the factors that may impact future results and performance may include, without limitation: Gelesis' ability to regain compliance with the continued listing standards of the NYSE within the applicable cure period, Gelesis' ability to continue to comply with applicable listing standards of the NYSE, and other important factors discussed in the "Risk Factors" section of Gelesis' most recent Annual Report on Form 10-K and in other filings that Gelesis makes with the Securities and Exchange Commission. These filings address other important risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements.

Contact:

Investors: ir@gelesis.com
Media: pr@gelesis.com

Source: Gelesis Holdings, Inc.